SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 869, of July 30 and 31, 2020

CERTIFICATE

MINUTES OF THE 869TH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Corporate Registration Identification Number) 53300000859/CNPJ (Brazilian Registration of Legal Entities) No. 00001180/0001-26

It is hereby certified, for all due intents and purposes, that the 869th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company”) was held on 07/30/2020, at 02:04pm, which meeting was adjourned at 06:53pm of the same day. The meeting was resumed at 09:05am on 07/31/2020. The proceedings were closed at 02:14pm. The meeting was held via videoconference in a remote environment – WEBEX Meetings. The meeting was called by the Chairman of the Board of Directors via electronic mail on 07/23/2020, under the terms of article 28, paragraph 3, of the Company’s Articles of Incorporation. The meeting was chaired by the Chairman of the Board, Mr. JOSÉ GUIMARÃES MONFORTE (JGM). The meeting was attended also by the following Directors WILSON PINTO FERREIRA JR. (WFJ), MARCELO DE SIQUEIRA FREITAS (MSF), LUCIA MARIA MARTINS CASASANTA (LMC), RICARDO BRANDÃO SILVA (RBS), LUIZ EDUARDO DOS SANTOS MONTEIRO (LEM), RUY FLAKS SCHNEIDER (RFS), DANIEL ALVES FERREIRA (DAF), MAURO GENTILE RODRIGUES CUNHA (MRC), BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC) e FELIPE VILLELA DIAS (FVD). There was no record of absences. Unanimous decisions of the Board of Directors of Eletrobras on July 30, 2020: DEL-124/2020, of July 30, 2020. Change the compositions of Eletrobras’ Management, People and Eligibility Committee – CGPE and Strategy, Governance and Sustainability Committee – CEGS. (i) Approved the election of Director LUCIA MARIA MARTINS CASASANTA, replacing Director JOSÉ GUIMARÃES MONFORTE, for a term of office starting on August 01, 2020 and ending on the same date as her term of office at the Board of Directors of Eletrobras; and (ii) Ratification of the new composition of the Management, People and Eligibility Committee – CGPE, effective as of August 01, 2020, as follows: MARCELO DE SIQUEIRA FREITAS – Coordinator and Member, RUY FLAKS SCHNEIDER – Membro and LUCIA MARIA MARTINS CASASANTA – Member; (iii) Approval of the election of Director LUCIA MARIA MARTINS CASASANTA as member of the Strategy, Governance and Sustainability Committee – CEGS, for a term of office starting on August 01, 2020 and ending on the same date as her term of office at the Board of Directors of Eletrobras; and (iv) Ratification of the new composition of the Strategy, Governance and Sustainability Committee – CEGS, effective as of August 01, 2020, as follows: JOSÉ GUIMARÃES MONFORTE – Coordinator and Member, BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO – Member, LUIZ EDUARDO DOS SANTOS MONTEIRO – Member, RICARDO BRANDÃO SILVA – Member and LUCIA MARIA MARTINS CASASANTA – Member. DEL 126/2020, of July 30, 2020. Sale of Eletrobras’ equity interest in SPEs Hermenegildo I, Hermenegildo II, Hermenegildo III & Chuí IX. RES 408, of July 13, 2020. (i) Approval of the sale of Eletrobras’ equity interest in the wind farms that comprise SPEs Hermenegildo I, II, III and Chuí IX, Lot 2, under Tender 01/2019, for R$ 134,000,000.00 (one hundred thirty-four million Brazilian Reais), referred to December 31, 2018, with an “Earn-out” condition, pursuant to item 18.1 of the Call Notice 01/2019, with a realization price of R$ 185/MWh; (ii) Approval of the amendments proposed to the Share Purchase and Sale Agreement (CCVA); (iii) Revoked DEL-090, of May 29, 2020. Sale of Eletrobras’ equity interest in Santa Vitória do Palmar Holding S.A. RES 409, of July 13, 2020. (i) Approval of the sale of Eletrobras’ equity interest in the company Santa Vitória do Palmar Holding S.A., Lot 1, under Tender 01/2019, for R$ 434,460,000.00 (four hundred thirty-four million, four hundred sixty thousand Brazilian Reais), referring to December 31, 2018; (ii) approved the amendments proposed to the Share Purchase and Sale Agreement (CCVA); (iii) Revoked DEL-091, of May 29, 2020. DEL 128/2020, of July 30, 2020. Call of the 179th Eletrobras’ EGM. RES 431, of July 20, 2020. (i) Approval of the call to the 179th Extraordinary General Meeting (EGM) to be held exclusively via digital means within 30 (thirty) days from the date of publication of such notice, under the terms of the Call Notice and Management Proposal and any Annexes thereof, with the following agenda: 1.Approving the sale of 78% (seventy-eight percent) of equity interest in the Special Purpose Company Santa Vitória do Palmar S/A for the amount of R$ 434,460,000.00 (four hundred and thirty-four million, four hundred and sixty thousand reais) to Ômega Geração S.A., under the terms of the Share Purchase and Sale Agreement and Other Covenants - Lot 1 (Annex 09) draft; and 2. Approving the sale of 99.99% (ninety-nine point ninety-nine percent) of equity interest in the Special Purpose Entities Hermenegildo I S/A, Hermenegildo II S/A, Hermenegildo III S/A and Chuí IX S/A for R$

CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 869, of July 30 and 31, 2020

134,000,000.00 (one hundred and thirty-four million reais) to Ômega Geração SA, under the terms of the Share Purchase and Sale Agreement and Other Covenants - Lot 2 (Annex 10) draft. Closing and drawing up of the certificate: I its hereby registered that the material regarding the matters addressed in this certificate and resolved at the 869th meeting of the Board of Directors is filed at the Company’s head office. This certificate is issued and signed by me, BRUNO KLAPPER LOPES, Governance Secretary of the Board of Directors of Eletrobras.

Rio de Janeiro, August 05, 2020.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2020

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.